Exhibit 4.3
DISTRIBUTION AND SUPPLY AGREEMENT
          THIS DISTRIBUTION AND SUPPLY AGREEMENT dated as of October 22, 2006, is by and between STIEFEL LABORATORIES, INC., organized and existing under the laws of the State of Delaware with a place of business at 255 Alhambra Circle, Coral Gables, Florida 33134 (“STIEFEL”) and CONNETICS CORPORATION, organized and existing under the laws of the State of Delaware, with a place of business at 3160 Porter Drive, Palo Alto, California 94304 (“CONNETICS”).
INTRODUCTION
     WHEREAS, CONNETICS sells, inter alia, the pharmaceutical product SORIATANE® in the Territory (as defined below); and
     WHEREAS, CONNETICS specializes in promoting and selling brand-name drug products for dermatological uses and does not directly engage in promoting and selling generic drug products for dermatological uses; and
     WHEREAS, STIEFEL specializes in promoting and selling generic drug products for dermatological uses; and
     WHEREAS, STIEFEL wishes to obtain an exclusive (even as to CONNETICS and its Affiliates, as defined in Section 1.1) right and license to market, distribute and sell a generic version of SORIATANE® in and for the United States of America, including its territories (the “Territory”), subject to the terms and conditions set forth herein; and
     WHEREAS, CONNETICS is willing to grant such an exclusive right and license to STIEFEL, subject to the terms and conditions set forth herein; and
     NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
ARTICLE I. DEFINITIONS
     As used in this Agreement, the following terms, whether used in the singular or plural, shall have the following meanings:
     1.1 “Affiliate” means any corporation, company, partnership, joint venture and/or firm which controls, is controlled by or is under common control with a Party. For purposes of this Section 1.1, “control” shall mean (a) in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock or shares entitled to vote for the election of directors; and (b) in the case of non-corporate entities, direct or indirect ownership of at least fifty percent (50%) of the equity interest or the power to substantially direct the management and policies of such non-corporate entities.
     1.2 “ANDA” means Abbreviated New Drug Application, as filed with the FDA.
     1.3 “cGMPs” mean current Good Manufacturing Practices applicable to the Product, as established by the FDA.
     1.4 “Commercial Launch” means the announcement of the availability of the Product for sale or sale of the Product to an unrelated third party.
     1.5 “Commercially Reasonable Efforts” means efforts commensurate with the efforts a Party would extend or has extended to a product of similar commercial potential.
     1.6 “Confidential Information” means any communications between the Parties in furtherance of the purposes of this Agreement, including but not limited to documents, electronic transmissions and the contents of the NDA not subject to public disclosure pursuant to statute or regulation.
     1.7 “Effective Date” means the date of the signature of the second (2nd) Party signing this Agreement.
     1.8 “Equivalent Product” means any oral dosage form of the product containing acitretin as the active ingredient, which is manufactured pursuant to an ANDA, 505(b)(2) application or other regulatory filing which was approved by the FDA and which filing was filed on the basis of CONNETIC’s NDA for Soriatane® (other than any product in any strength or dosage under the trademark or trade name Soriatane®).
     1.9 “FDA” means the United States Food and Drug Administration.
     1.10 “Generic Entry Date” means the date of the first bona fide, arm’s length commercial sale of an Equivalent Product in the Territory by a Non-Party. ..
     1.11 “NDA” means the approved New Drug Applications for the Product, including all supplements and amendments thereto.
     1.12 “Net Profits” means Net Sales less the aggregate Transfer Price of the units of Product included in calculating such Net Sales.
     1.13 “Net Sales” mean the aggregate gross revenues derived by or payable to STIEFEL and its Affiliates from or on account of the sale of Products in the Territory, less (a) credits or allowances actually granted, if any, for price adjustments, retroactive price adjustments, freight and product liability insurance premiums , recalls, penalties for backorder, rejection or return of items previously sold, (b) rebates and cash discounts actually granted, (c) freight, postage and insurance charges and additional special packaging charges (not to exceed 2% of gross revenues), (d) excise taxes, sales taxes, duties or other taxes imposed upon and paid with respect to such sales (excluding income or franchise taxes of any kind), and (e) costs associated with any dedicated marketing programs for the Products, all determined on a basis consistent with United States generally accepted accounting principles. Sales between or among STIEFEL and its Affiliates shall not be included in Net Sales unless STIEFEL or its Affiliates are the end user of Products.
     1.14 “Party” means CONNETICS or STIEFEL; “Parties” means CONNETICS and STIEFEL. “Non-Party” means any person other than CONNETICS, STIEFEL and their respective Affiliates.
     1.15 “Product” means a generic equivalent of Soriatane® (Acitretin) 10 mg and 25 mg capsules that are purchased by STIEFEL from CONNETICS.
     1.16 “Specifications” has the meaning given in Section 4.6(a).
     1.17 “Territory” has the meaning given to it in the Recitals, above.
     1.18 “Transfer Price” means the price charged by CONNETICS to STIEFEL for Products sold during the relevant reporting and payment quarter as established pursuant to Section 5.2.
ARTICLE II. GRANT
     2.1 License Grant. Subject to STIEFEL’S timely payment of CONNETICS’ profit share as provided in Article IV, CONNETICS hereby grants to STIEFEL an exclusive (even as to CONNETICS and its affiliated companies) right and license to promote and sell the Product in the Territory following Commercial Launch. Such grant includes the right to grant further sublicenses to STIEFEL’S Affiliates, only.
     2.2 Launch STIEFEL and CONNETICS shall confer to reach agreement upon the timing of the Commercial Launch of any Product, taking into account the actions required to be undertaken by STIEFEL and CONNETICS pursuant to this Agreement and current and anticipated market conditions; provided that Commercial Launch occur on the Generic Entry Date or such earlier date as the Parties may agree in writing. From and after the Commercial Launch, STIEFEL shall use Commercially Reasonable Efforts to market and promote sales of the Product in the Territory. CONNETICS shall not be required to accept any orders of any Product from STIEFEL until it elects to do so, provided that once CONNETICS accepts an initial order for a Product from STIEFEL, CONNETICS shall accept subsequent orders for such Product from STIEFEL for as long as this Agreement remains in effect.
ARTICLE III. RESPONSIBILITIES OF THE PARTIES
     3.1 The NDA. Subject to Section 3.6, CONNETICS shall be solely responsible for, and shall, maintain the NDA throughout the term of this Agreement.
     3.2 Production. STIEFEL shall purchase its requirements of the Products for the Territory exclusively from CONNETICS, on the terms and conditions set forth in Article IV. CONNETICS agrees that during the term of this Agreement, all of the Products made by or for it shall be sold (respectively) only to STIEFEL. CONNETICS shall only be obligated to supply STIEFEL with its requirements of the Products from CONNETICS’ existing supplies of Products held by it on the date of this Agreement.
     3.3 Other Generic Products. Nothing in this letter shall be construed as to require CONNETICS to prevent the approval of ANDAs claiming equivalence to the Products; provided that CONNETICS agrees that neither it nor any of its Affiliates may (a) prepare, file or present any such ANDA, or (b) assist any non-Party in preparing or presenting such an ANDA.
     3.4 STIEFEL ANDAs. STIEFEL hereby confirms to CONNETICS that prior to the execution and delivery of this Agreement, no ANDA has been submitted to the FDA by or on behalf of STIEFEL or any of its Affiliates with respect to any such product.

     3.5 Marketing. The Products shall be sold by STIEFEL’s Affiliate, Glades Pharmaceuticals, LLC (“Glades”), without a trademark; provided that STIEFEL and Glades may inform customers that the Products are purchased from CONNETICS pursuant to this Agreement and refer to CONNETICS in such capacity in advertisements and packaging.
     3.6 Pricing to STIEFEL’S Customers. STIEFEL shall have sole discretion to set the prices and terms pursuant to which it or its Affiliates sells the Product.
     3.7 Branded Products. STIEFEL acknowledges that CONNETICS manufactures and sells Product under the brand name SORIATANE® and, except as otherwise provided herein, CONNETICS shall not be restricted from such sales activities by virtue of this Agreement.
     3.8 Sales Outside of the Territory. STIEFEL agrees that it shall not sell any Product supplied by Supplier to STIEFEL hereunder outside the Territory, or to any Person that STIEFEL has reasonable grounds to believe is likely to sell or distribute the Product outside of the Territory. If STIEFEL becomes aware that any of its customers have sold Product outside of the Territory, STIEFEL will (i) direct such customers in writing to cease making such sales of Product outside the Territory, (ii) take all necessary legal action at STIEFEL’s sole cost and expense to stop such Product sales, (iii) advise CONNETICS of such sales, (iv) provide a copy of the written direction and legal proceedings to CONNETICS and (v) be liable to CONNETICS for any lost sales of the Product in whole or in part caused by such sales outside of the Territory.
ARTICLE IV. SUPPLY OF PRODUCTS
     4.1 Prices. STIEFEL shall purchase the Products from CONNETICS at the Transfer Prices. The Transfer Prices will be subject to adjustment in order to be equal to 107.5% of CONNETICS’ fully allocated freight, duty, insurance, shipping, stability, raw materials, laboratory testing, manufacturing, and other directly attributable costs, including the cost of purchasing the Product from third parties (the Parties understand and agree that unused capacity is not a directly attributable cost) including costs billed to CONNETICS at a later date related to the Products, with no further allowance for profit to CONNETICS or CONNETICS’ Affiliates. The Parties acknowledge that they have confirmed the initial transfer price by email.
     4.2 Payment. Terms of payment shall be net thirty (30) days from date of on which title of Product passes to STIEFEL as set forth in Section 4.3.
     4.3 Delivery. Delivery shall be FOB STIEFEL’S address as set forth in Section 10.4. CONNETICS shall, at its cost, ensure that adequate insurance coverage exists on the Product in transit to such delivery point in the event that such Product is damaged, destroyed, or lost, and shall bear all costs of such insurance. Title to Product shall pass to STIEFEL when STIEFEL shall label such Product for sale, and until such time, STIEFEL shall hold such Product on consignment, as bailee for and on behalf of CONNETICS, and title to such Product shall remain with CONNETICS. STIEFEL shall keep CONNETICS’ title to all Product consigned to STIEFEL free and clear of all liens and encumbrances arising through STIEFEL. STIEFEL’s storage facilities used to store the Product shall comply with all applicable federal, state and local laws, rules and regulations in the Territory, including, without limitation, all cGMPs, STIEFEL shall hold all consigned Products in compliance with cGMP, and shall provide documentation thereof upon request by CONNETICS. STIEFEL shall bear the risk of loss of consigned Products, and shall be responsible for insuring consigned Products against loss. Product held on consignment by STIEFEL will at all times remain under the control of CONNETICS and be held for and on behalf of CONNETICS by STIEFEL as bailee until such time as title to the Product is transferred to STIEFEL.
     4.4 Forecasts. Prior to the date of execution of this Agreement, STIEFEL has provided to CONNETICS an initial twelve (12) month forecast that estimates the quantity of the Products to be purchased by STIEFEL, including strengths and packaging sizes, during the initial twelve (12) months of this Agreement. Within thirty (30) days following the execution of this Agreement and thereafter on the first business day of each month during the term of this Agreement, STIEFEL shall provide to CONNETICS a rolling forecast that estimates the quantity of the Products to be purchased by STIEFEL, including strengths and packaging sizes, during the upcoming twelve (12) months. With respect to such rolling forecasts, the first three (3) months of such forecast shall constitute a firm purchase order for the Products for such calendar period. Except for the first three (3) months of such rolling forecast that constitutes a purchase order as provided herein, such forecast shall constitute an estimate of STIEFEL’S requirements for the Products that is supplied for CONNETICS’ convenience only, is non-binding on STIEFEL and shall not itself be deemed an order of Products.
     4.5 Warranties. CONNETICS represents and warrants to STIEFEL that (a) each Product STIEFEL purchases from CONNETICS shall meet all specifications for the Product as set forth in the respective NDA, in all respects other than labeling (as will be updated by CONNETICS from time to time, the “Specifications”) through its marked expiration date; (b) each Product, when manufactured, packaged and sold to STIEFEL, shall comply with all applicable federal, state and local laws, rules and regulations in the Territory, including without limitation cGMPs; and (c) CONNETICS and CONNETICS’ supplier’s manufacturing and storage facilities used to produce or store the Product shall comply with all applicable federal, state and local laws, rules and regulations in the Territory, including, without limitation, all cGMPs. Within thirty (30) days of written notice from STIEFEL that any Product delivered to STIEFEL fails to meet any Specifications, CONNETICS shall replace such defective Product with an equal amount of Product conforming to all Specifications, at no charge to STIEFEL. In that event, STIEFEL will have the option to return or hold such non-conforming Product, at CONNETICS’ expense, pending final disposition of the non-conforming product. If a non-Party laboratory that does not otherwise provide goods or services to CONNETICS or STIEFEL, and is mutually acceptable to both parties, subsequently establishes that such Product indeed conformed with all Specifications at the time CONNETICS delivered it to STIEFEL, STIEFEL shall pay the full price of the quantity of Product it returned, plus the costs of such testing, plus ten percent (10%) of the full price of the quantity of Product it returned, and CONNETICS will, upon STIEFEL’S request, have such Product shipped to STIEFEL, at STIEFEL’S expense. If such laboratory establishes that such Product did not conform with all Specifications at the time CONNETICS delivered it to STIEFEL, CONNETICS will be solely responsible for the costs of such testing and all shipping costs.

     4. 7 Quality Control.
     (a) CONNETICS shall deliver to STIEFEL the NDA approval letter and other documentation required to import and to distribute the Products with its acceptance of STIEFEL’S first order for the Products. Prior to each shipment of Product hereunder, CONNETICS shall provide STIEFEL with a (i) Certificates of Analysis for each finished Product packaging lot present in such shipment, and (ii) a Certification of Conformance, containing a statement that each such batch present in such shipment was prepared in accordance with provisions of the NDA, any other applicable health registrations, and applicable cGMPs.
     (b) CONNETICS shall be responsible for conducting (i) an ongoing stability program for the Product as required by federal law; (ii) quality control testing on the Product with normal industry standards to determine whether such Product conforms to the Specifications; and (iii) at STIEFEL’ expense, any and all other testing relating to the Product which is reasonably requested by STIEFEL and promptly provide STIEFEL with the results thereof; provided, however, STIEFEL shall not be responsible for the expenses associated with any such testing which shows that such Product does not meet the specifications set forth in the NDA.
     (c) STIEFEL shall be responsible for labeling all Product prior to its sale by STIEFEL or its Affiliates. CONNETICS and STIEFEL shall both approve all Product labeling. CONNETICS shall promptly notify STIEFEL if any change to the NDA would cause or require modification to Product labeling, so that the Parties can coordinate appropriate implementation of the change.
     (d) STIEFEL shall promptly forward to CONNETICS, all consumer complaints regarding the Product. Further, CONNETICS shall, upon the reasonable request of STIEFEL, evaluate any Product returned to STIEFEL by a third party purchaser. STIEFEL shall reimburse CONNETICS for the costs of any such evaluation unless the results thereof prove the cause of return is as a result of CONNETICS’ negligence or willful misconduct or the failure of such

Product to comply with the representations and warranties contained in Section 4.5. CONNETICS agrees to assist STIEFEL in investigating consumer complaints by analyzing (i) samples of Product to determine the cause, if any, of an alleged Product failure related to the Product; and (ii) reviewing associated Batch records and laboratory test results and any other documentation reasonably suspected. Further, CONNETICS shall provide to STIEFEL a written report of its determination within thirty (30) days from receipt of STIEFEL’S written request and samples of the involved Product.
     (e) Each Party shall promptly notify the other of (i) any information coming into its possession concerning side effects, injury, toxicity or sensitivity reactions including incidence and severity thereof associated with commercial or clinical uses, studies, investigations or tests with any Product; and (ii) any recall of any Product which has been directed by either Party or by any governmental or regulatory entity or agency for any reason whatsoever. Such notice shall identify the reason for the recall and all relevant details thereof.
     (f) Each Party shall promptly deliver to the other a copy of all notices received by it from the FDA during the term of this Agreement relating to the design, manufacture, packaging, shipping, storage or sale of the Product and allow the other Party an opportunity to comment upon its proposed response.
     (g) In the event that any Product is subject to a recall, CONNETICS, at its expense, shall conduct the recall, (and reimburse STIEFEL for the Product at the invoice prices paid by STIEFEL therefore), to the extent such recall results from the manufacture, packaging or storage of such Product by CONNETICS.
     (h) STIEFEL may perform audits of CONNETICS and CONNETICS suppliers (subject to the consent of such suppliers and required in order for STIEFEL to lawfully sell the Products and otherwise comply with all written FDA requirements) to establish CONNETICS and CONNETICS’ compliance with cGMPs or regarding other manufacturing, quality or regulatory matters affecting the Product, to be scheduled on at least ten (10) business days advance notice to CONNETICS, unless mandated by the FDA, in which case such audit may be scheduled on at least three (3) or fewer business days advance notice to CONNETICS. If such audit will be at CONNETICS’ supplier’s facilities, CONNETICS will endeavor to secure all consents and arrangements necessary for such audit to be conducted. Failure to secure all consents and arrangements necessary for such audit to be conducted gives STIEFEL the right, at its sole option, to terminate this Agreement.
     (i) In the event that CONNETICS’ facilities or its suppliers’ facilities are inspected by any duly authorized agency of the federal, state, local or any foreign government and the inspection is directly related to any Product, CONNETICS shall promptly notify STIEFEL of such inspection and provide STIEFEL access to any applicable sections relating to any Product of such reports received by CONNETICS as a result of such inspection.
     (j) Each Party shall promptly deliver to the other a copy of all correspondence and other communications received by it from the FDA or other regulatory agencies during the term of this Agreement relating to any Product and allow the other Party an opportunity to comment upon its proposed response.
ARTICLE V. REPORTS AND PAYMENTS
     5.1 Profit (or Losses) from Sale of Products.
     (a) Pursuant to the procedures set forth in Section 5.2, STIEFEL agrees to pay eighty percent (80%) of Net Profits to CONNETICS annually as defined by the calendar year.
     (b) Subject to Section 4.2, if for any reason, Net Profits are negative, resulting in a net expense, (e.g.; return expenses exceed Net Profits or if returns continue beyond the collection of income) STIEFEL shall bear the costs of such net expense.

     5.2 Payment of Amounts Due. During the term of this Agreement, STIEFEL shall deliver to CONNETICS within sixty (60) days after March 31, June 30, September 30, and December 31 of each year a report, showing (a) the aggregate gross revenues for Products; (b) deductions from those gross revenues required to compute Net Sales; (c) deductions from Net Sales required to compute Net Profits; and (d) any other deductions made pursuant to this Agreement (including without limitation, the compensation payable to STIEFEL pursuant to Section 3.5). With each such report, STIEFEL shall remit the amount due.
     5.3 Books and Records. Solely with respect to the Products, each Party shall have the right to request an audit of the books and records of the other Party and the other Party’s Affiliates that sell the Products by a non-Party auditor mutually acceptable to the Parties. For a the term of this Agreement, plus three (3) years, each Party shall keep, and shall cause its Affiliates to keep, full, true, and accurate books of account sufficient to determine the amounts due hereunder with respect to any year which is three (3) or fewer years earlier than the date of either Party’s request for audit. Neither Party shall unreasonably withhold or delay its approval of such non-Party auditor. If any such auditor determines that the amounts paid by STIEFEL were less than the amounts actually due for the period in question, STIEFEL shall promptly pay the amount owed. If any such auditor determines STIEFEL overpaid during the period in question, STIEFEL shall be entitled to deduct any such excess amounts that have actually been paid in accordance with Section 5.2(c) until the full amount of such overpayment has been so deducted; provided that if amounts due hereunder are already fully paid as of such time, CONNETICS shall refund the full amount of overpayment within thirty (30) days of conclusion of the audit. If any such auditor determines that total amounts actually paid by the audited Party for any audited period were equal to ninety-five percent (95%) or a lesser percentage of the total amounts actually owed by such Party with respect to such period, the audited Party shall bear and pay the costs of such audit. Otherwise, the Party requesting the audit shall bear and pay all costs thereof.
     5.4 Method of Payment. All payments due pursuant to this Agreement shall be paid in United States Dollars by wire transfer to the Party to be paid, according to instructions provided by such Party (which instructions shall be consistent with the applicable laws and regulations of any foreign jurisdiction) with a letter sent by facsimile to such Party at the facsimile numbers for notices specified in Section 10.4 hereof on the date of wiring confirming the transfer and the payment amount.
ARTICLE VI. CONFIDENTIAL INFORMATION
     6.1 Treatment of Confidential Information. Throughout the term of this Agreement and for five (5) years thereafter, each Party shall maintain the Confidential Information in confidence, and shall not disclose, divulge or otherwise communicate Confidential Information to non-Parties, or use it for any purpose, except pursuant to, and in order to carry out, its rights and obligations under this Agreement, and hereby agrees to exercise every reasonable precaution to prevent and restrain the unauthorized disclosure of Confidential Information by any of its directors, officers, employees, consultants, subcontractors, sublicensees, Affiliates or agents.
     6.2 Release from Restrictions. The provisions of Section 6.1 shall not apply to any Confidential Information disclosed hereunder which:
     (a) either before or after the date of the disclosure to the receiving Party becomes published or generally available to the public through no act or negligence on the part of the receiving Party or its Affiliates; or
     (b) is required to be disclosed by the receiving Party to comply with applicable laws, to defend or prosecute litigation or to comply with governmental regulations, provided that the receiving Party notifies the other Party promptly upon learning of such requirement, and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.
ARTICLE VII. DURATION AND TERMINATION
     7.1 Term. Unless and until this Agreement is terminated in accordance with Sections 7.2, 7.3, 7.4 or 7.5, it shall remain in effect for a term of five (5) years,.

     7.2 Termination Without Cause. STIEFEL may terminate this Agreement without cause at any time, provided it gives CONNETICS ninety (90) days’ prior written notice of such termination.
     7.3 Termination for No Supplier Audit. STIEFEL may terminate this Agreement immediately without penalty due to CONNETICS failure to obtain its supplier’s consent to STIEFEL’S audit of its facilities or review of its documentation..
     7.4 Termination Upon Termination of Merger Agreement. CONNETICS may terminate this Agreement immediately upon (and at any time after) the termination of the Agreement and Plan of Merger dated the date hereof among STIEFEL, CONNETICS and CLEAR ACQUISITION SUB, INC.
     7.5 Termination for Breach. If either Party or its Affiliate(s) materially breaches any of its obligations under this Agreement and fails to remedy such breach within sixty (60) days of its receipt of notice of such breach from the other Party, the other Party may terminate this Agreement, and seek such remedies and relief, as are available to it at law or equity; provided that neither Party shall be assessed for incidental, consequential, punitive, special or exemplary damages or specific performance arising out of or in connection with the other Party’s or the other Party’s Affiliate’s breach of this Agreement. The Party alleged so to have breached this Agreement shall be entitled to raise all claims, counterclaims and defenses, and seek such remedies and relief, as are available to it at law or equity.
     7.6 Return of Unpurchased Product. Upon any termination of this Agreement, STIEFEL shall promptly ship to CONNETICS (at such location as may be designated by CONNETICS) any Product delivered to STIEFEL and not yet labeled and purchased by

STIEFEL. CONNETICS shall be responsible for the costs of shipping such Prudoct to CONNETICS upon termination of this Agreement.
     7.7 Sale of Products Remaining on Termination. Upon any termination of this Agreement, STIEFEL may sell the labelled Products remaining in its possession that it has previously purchased pursuant to Section 4.3.
     7.8 Survival of Obligations. Notwithstanding any termination of this Agreement, the rights and obligations of the Parties with respect to the protection and nondisclosure of Confidential Information (Article VI) and the rights of the Parties to payment accrued with respect to any purchases or sales of Product prior to such termination (including payment of profits pursuant to Sections 5.1 and 5.2) shall survive and continue to be enforceable. This Agreement shall be binding on and inure to the benefit of the Parties’ respective heirs, successors and assigns (to the extent permitted under Section 10.2).
ARTICLE VIII. WARRANTIES AND REPRESENTATIONS
     8.1 Full Right and Authority—Agreement. Each Party warrants and represents to the other Party that it has the full right and authority to enter into this Agreement, and that it is not aware of any impediment that would inhibit its ability to perform the terms and conditions imposed by this Agreement.
     8.2 Product Rights. CONNETICS represents and warrants to STIEFEL that, as of the Effective Date, it owns all rights, title and interest in the NDAs relating to the Product , and such right, title and interest is not encumbered in any way whatsoever.
     8.3 No other Licenses or Sub-Licenses. CONNETICS represents and warrants to STIEFEL that, as of the Effective Date, no licenses or sub-licenses, or transfers of rights whether as agreements, donations, or other transfers or options have been made involving any Product, other than this Agreement.
     8.5 Debarment. Each Party covenants that it has never been and, to the best of its knowledge after due inquiry, none of its employees, Affiliates or agents has ever been (i) threatened to be debarred or (ii) indicted for a crime or otherwise engaged in conduct for which a person can be debarred, under Sections 306(a) or (b) of the Generic Drug Enforcement Act of 1992. Each Party shall promptly notify the other Party upon learning of any such debarment, conviction, threat or indictment.
     8.7 Limitations
     (a) Limitations on Warranty. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER CONNETICS NOR STIEFEL MAKES ANY REPRESENTATIONS OR WARRANTIES AND THERE ARE NO CONDITIONS, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE PRODUCT SUPPLIED UNDER THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATIONS, WARRANTIES OR CONDITIONS WITH RESPECT TO NONINFRINGEMENT, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF SUCH PRODUCT OR ARISING FROM A COURSE OF DEALING OR USAGE OF TRADE PRACTICE.
     (b) Limitation of Liability. EXCEPT FOR ANY LOSS, LIABILITY, DAMAGE OR OBLIGATION ARISING OUT OF OR RELATING TO THE DISCLOSURE OF CONFIDENTIAL INFORMATION PURSUANT TO SECTION 6.1 OR AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, IN NO EVENT SHALL EITHER PARTY HAVE ANY LIABILITY TO THE OTHER PARTY OR ANY THIRD PARTY FOR ANY LOST OPPORTUNITY, COSTS OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES, OR FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, PUNITIVE OR SPECIAL DAMAGES ARISING OUT OF THIS AGREEMENT, UNDER ANY CAUSE OF ACTION OR THEORY OF LIABILITY (INCLUDING NEGLIGENCE), AND WHETHER OR NOT SUCH PARTY TO THIS AGREEMENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH

DAMAGE. THESE LIMITATIONS SHALL APPLY NOTWITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY. IN ADDITION, EXCEPT IN THE CASE OF GROSS NEGLIGENCE OR WILLFUL MISCONDUCT BY CONNETICS, CONNETICS SHALL NOT BE REQUIRED TO PAY DAMAGES TO STIEFEL OR TO ANY THIRD PARTY IN EXCESS OF THE TOTAL DOLLAR VALUE OF THIS CONTRACT TO CONNETICS.
ARTICLE 9. INDEMNIFICATION AND INSURANCE
     9.1 Subject to Section 9.2, CONNETICS shall indemnify and hold STIEFEL and STIEFEL’S Affiliates, and their respective directors, officers, employees and agents harmless from and against any and all liability, damage, loss, cost or expense, including without limitation reasonable attorneys fees, resulting from any non-Party claim made or suit brought against such entities and/or persons, to the extent that such claim or suit is (i) caused by CONNETICS or CONNETICS’ Affiliates’ breach of law or its negligence or willful misconduct in connection with the sale of Products or the performance of its obligations under this Agreement; or (ii) is caused by CONNETICS’ breach of this Agreement. Upon filing of any such claim or suit, STIEFEL shall, within a reasonable period, notify CONNETICS thereof and shall permit CONNETICS at CONNETICS’ cost to handle and control such claim or suit. STIEFEL shall have the right to participate in the defense of such claim or suit at its own expense. STIEFEL shall cooperate with CONNETICS in the investigation and defense of any matter for which an indemnification claim is made.
     9.2 CONNETICS shall not be obligated to indemnify any such entities and/or persons for any liability, damage, loss, cost or expense which is caused by the willful misconduct or negligence of STIEFEL or STIEFEL’S Affiliates, or their respective directors, officers, employees and agents.
     9.3 Subject to Section 9.4, STIEFEL shall indemnify and hold CONNETICS and CONNETICS’ Affiliates’, and their respective directors, officers, employees and agents harmless from and against any and all liability, damage, loss, cost or expense, including without limitation reasonable attorneys fees, resulting from any non-Party claim made or suit brought against such entities and/or persons, to the extent that such claim or suit is (i) is caused by STIEFEL or STIEFEL’S Affiliates’ breach of law or its negligence or willful misconduct in connection with the sale of Products or the performance of its obligations under this Agreement; or (ii) is caused by STIEFEL’S breach of this Agreement. Upon filing of any such claim or suit, CONNETICS shall, within a reasonable period, notify STIEFEL thereof and shall permit STIEFEL at its cost to handle and control such claim or suit. STIEFEL shall have the right to participate in the defense of such claim or suit at its own expense. CONNETICS shall cooperate with STIEFEL in the investigation and defense of any matter for which an indemnification claim is made.
     9.4 STIEFEL shall not be obligated to indemnify any such entities and/or persons for any liability, damage, loss, cost or expense which is caused by the willful misconduct or negligence of CONNETICS or CONNETICS’ Affiliates, or their respective directors, officers, employees and agents.
     9.5 Insurance. Throughout the Term and (1) for a period of twenty-four (24) months thereafter, or (2) until the expiry date of the last lot of the Product delivered under this agreement, whichever is later, each Party shall maintain in full force and effect, at its own cost and expense, comprehensive general liability insurance, including product liability and contractual liability insurance, of not less than the amounts in effect on the date of this Agreement, and in no event less than US $2,000,000 in the aggregate and US $1,000,000 per occurrence naming, subject to the insured Party’s insurer’s consent, the other Party and its Affiliates as additional insureds thereon, and providing that a Party’s insurer shall give the other Party at least thirty (30) days prior written notice of cancellation or non-renewal in coverage, and each Party shall deliver to the other Party a certificate of insurance evidencing the foregoing prior to execution of this Agreement.
ARTICLE X. MISCELLANEOUS

     10.1 Publicity. Subject to Section 3.5, neither Party shall originate any publicity, news release or other public announcement, written or oral, relating to this Agreement without the prior written approval of the other Party, except as otherwise required by law (it being understood that CONNETICS will be permitted to describe this Agreement in, and file a copy of this Agreement as an exhibit to, a proxy statement, Form 8-K, Form 10-Qs and Form 10-K, filed with the Securities and Exchange Commission). Such approval shall not be unreasonably withheld.
     10.2 Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by either Party without the prior written consent of the other Party, except to an Affiliate of the assigning Party that agrees in writing to be bound by the terms and conditions of this Agreement.
     10.3 Governing Law. This Agreement shall be governed by and interpreted in accordance with the internal substantive laws of the State of New York, USA, excluding New York’s conflicts of laws principles.
     10.4 Notices. Any notice or other communication in connection with this Agreement must be in writing and, if by mail, by certified mail or registered airmail, return receipt requested, or by prepaid special courier and shall be effective when sent to the addressee at the address listed below or such other address as the addressee shall have specified in a notice actually received by the addressor.

If to CONNETICS:	CONNETICS CORPORATION
3160 Porter Drive
Palo Alto, CA 94304
Attn: General Counsel
Facsimile: (650) 494-0172

If to STIEFEL:	STIEFEL LABORATORIES, INC.
255 Alhambra Circle

Coral Gables, FL 33134
Attn: General Counsel
Facsimile: (305) 443-3467
     Copies of all notices shall be sent by facsimile as soon as they are dispatched as described above.
     10.5 Arbitration. Any controversy or claim arising out of or relating to this contract, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment or the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof subject to the following terms: The arbitrators shall not be present or former employees, consultants, officers, directors or shareholders of either Party or of an Affiliate of either Party.
     10.6 No Agency. Nothing herein shall be deemed to constitute either Party as the agent or representative of the other Party, or both Parties as joint venturers or partners for any purpose. Each Party shall be an independent contractor with, not an employee or partner of the other Party. Neither Party shall be responsible for the acts or omissions of the other Party, and neither Party will have authority to speak for, represent or obligate the other Party in any way without prior written authority from the other Party.
     10.7 Force Majeure. Neither Party shall be under any liability to the other hereunder on account of any loss, damage or delay occasioned or caused by non-performance of any obligation under this Agreement due to circumstances beyond its reasonable control occurring after the Effective Date, including but not limited to, strikes, riots, fire, insurrection, war, the elements, embargoes, failure of carriers, inability to obtain material or transportation facilities or changes in any law or regulations (“Force Majeure”). The Parties shall without delay inform each other of the beginning and the end of any Force Majeure circumstances.

     10.8 Taxes. Each Party is solely liable for costs, expenses, taxes, contributions or other charges assessed against it or its property. Each Party agrees to indemnify and hold the other Party and its directors, officers and employees harmless from and against any and all liability for its delay or failure to pay any such costs, expenses, contributions or other charges.
     10.9 Headings; Counterparts. The headings contained in this Agreement are for convenience of reference only and shall not be considered in construing this Agreement. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
     10.10 Severability. In the event that any provision of this Agreement is held by arbitrators appointed in according with Section 10.5 or a court of competent jurisdiction to be unenforceable because it is invalid or in conflict with any law of any relevant jurisdiction, the validity of the remaining provisions shall not be affected, and the rights and obligations of the Parties in such jurisdiction shall be construed and enforced as if the Agreement did not contain the particular provisions held to be unenforceable.
     10.11 Entire Agreement. This Agreement contains the full understanding of the Parties with respect to the subject matter hereof and supersede all prior understandings and writings relating thereto. No waiver, alteration or modification of any of the provisions hereof shall be binding unless made in writing and signed by the Parties by their respective officers thereunto duly authorized.

     IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as a sealed instrument in their names in their own capacity or their properly and duly authorized officers or representatives as of the date indicated below.

CONNETICS CORPORATION
By:	/s/ Thomas G. Wiggans
	Name:	Thomas G. Wiggans
	Title:	Chairman and Chief Executive Officer
	Date:	October 22, 2006

STIEFEL LABORATORIES, INC.
By:	/s/ Charles W. Stiefel
	Name:	Charles W. Stiefel
	Title:	President, CEO and Chairman
	Date:	October 22, 2006